ProPetro Holding Corp.
1706 S. Midkiff, Bldg. B
Midland, Texas 79701

(432) 688-0012

February 23, 2017

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Attn:	H. Roger Schwall, Assistant Director
Division of Corporation Finance

Re:	ProPetro Holding Corp.
Registration Statement on Form S-1
Filed February 23, 2017
File No. 333-215940

Ladies and Gentlemen:

Pursuant to discussions with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), ProPetro Holding Corp. (the “Company” and “us”) hereby submits as Exhibit A hereto for the Staff’s review certain pages of the Company’s draft preliminary prospectus to be included in the Company’s Registration Statement on Form S-1, File No. 333-215940 (the “Registration Statement”) containing the currently expected offering terms of the Company’s initial public offering (the “Offering”), including the bona fide price range pursuant to Item 501(b)(3) of Regulation S-K, the maximum number of shares of common stock to be offered and the total number of shares of common stock to be outstanding after the Offering, but excluding information that the Company is entitled to omit under Rule 430A. The Company expects to include these pricing terms in a subsequent amendment (the “Amendment”) to the Registration Statement, which the Company plans to file through EDGAR prior to launching the Offering.

The Offering terms are a bona fide estimate, as of February 23, 2017, of the range of the minimum and maximum Offering price and the maximum number of securities to be offered. Should the bona fide estimates of these terms change, the figures presented in a subsequent amendment to the Registration Statement may increase or decrease.

The Company proposes to price the Offering with a bona fide price range of $17.00 to $20.00 per share of common stock, with a midpoint of $18.50 per share. In the Offering, the Company and the selling stockholders propose to sell up to an aggregate of 19,000,000 shares of common stock of the Company, not including up to 2,850,000 shares that may be purchased by the underwriters pursuant to their option to purchase additional shares of common stock. As discussed with members of the Staff, this range is initially being provided for your consideration by correspondence due to the Company’s and the underwriters’ collective desire to provide such information significantly in advance of the launch of the Offering given recent market volatility, as well as the Company’s desire to provide all information necessary for the Staff to complete its review on a timely basis.

Additionally, the Company is enclosing its proposed marked copy of those pages to the Registration Statement that will be affected by the Offering terms described herein. These marked changes will be incorporated into the Amendment.

The Company seeks confirmation from the Staff that it may launch the Offering with the price range and related information specified herein and include such price range in the Amendment.

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Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, Ryan J. Maierson at (713) 546-7420.

Very truly yours,

ProPetro Holding Corp.

By:	/s/ Jeffrey Smith
	Name:	Jeffrey Smith
	Title:	Chief Financial Officer

cc:                                Ryan J. Maierson, Latham & Watkins LLP

Thomas G. Brandt, Latham & Watkins LLP

Exhibit A